Exhibit 99.3

AMENDMENT DEED

This Amendment Deed (this "**Amendment**") is dated 08 / 27 / 2026

Between

(1) **MOCA SERVICES LIMITED**, a private company limited by shares incorporated under the laws of Hong Kong (the "**Lender**");

(2) **SEAMLESS GROUP INC.**, an exempted company limited by shares incorporated under the laws of the Cayman Islands (the "**Borrower**");

(3) **ALEXANDER KING ONG KONG** of 19/F, Unit 6, Block B, Fontana Gardens, Ka Ning Path, Tai Hang, Hong Kong (the "**Guarantor**"); and

(4) **PINE MOUNTAIN HOLDINGS LIMITED**, a company incorporated under the laws of British Virgin Islands (the "**Mortgagor**"),

(collectively, the "**Parties**" and each, a "**Party**").

Whereas

(A) On or around 8 January 2026, the Lender, the Borrower, as borrower, and the Guarantor, as guarantor, executed a promissory note with a principal value of US$1,500,000 in favour of the Lender (the "**Note**"). Pursuant to the terms of the Note, the Lender would loan US$1,500,000 to the Borrower at an interest rate of ten percent (10%) and a maturity date of three (3) months from the date of the Note.

(B) The amounts advanced to the Borrower under the Note were secured by (i) a share mortgage dated 9 January 2026 and entered into between the Lender and the **Mortgagor** in respect of 1,000,000 fully paid shares in the share capital of Currenc Group Inc., a company incorporated under the laws of the Cayman Islands and listed on the NASDAQ stock exchange (the "**Share Mortgage**") and (ii) a guarantee granted in favour of the Lender by the Guarantor under a loan agreement dated 9 January 2026 and entered into between the Lender, the Borrower and the Guarantor (the "**Loan Agreement**" and together with the Note and the Share Mortgage, the "**Finance Documents**"). Such guarantee is expressed in substantially the same terms in the Note.

(C) The Borrower seeks to amend the Finance Documents in accordance with the terms of this Amendment.

NOW THIS DEED WITNESSES AS FOLLOWS:

1. Defined Terms

1.1 Unless otherwise defined, terms used but not defined in this Amendment shall have the same meanings as are ascribed to them in the Finance Documents.

2. Amendment to the Loan Agreement and Note

2.1 With effect from the date of this Amendment, in consideration of the mutual covenants herein, the Lender, the Borrower and the Guarantor agree that Clause 1.4 of the Loan Agreement shall be deleted in its entirety and replaced with the following (with insertions shown in bold and underlined and deletions struck out for identification only):

> *Borrower shall pay interest to Lender on the Loan from the Closing Date (as defined below) at the ~~non-compounding~~ rate of* ***ten percent (****10%~~%)~~ per annum* ***on the outstanding principal amount of the Loan, calculated on a simple interest (non-compounding) basis.*** *~~with all~~* ***All*** *accrued interest* ***shall be*** *paid on the earlier of (i) the Maturity Date or (ii) the earlier repayment of the Note* ***in accordance with the terms of this Loan Agreement****.*

2.2 With effect from the date of this Amendment, in consideration of the mutual covenants herein, the Lender, the Borrower and the Guarantor agree that Clause 1.5 of the Loan Agreement shall be deleted in its entirety and replaced with the following (with insertions shown in bold and underlined and deletions struck out for identification only):

> *Subject to the satisfaction (or waiver by the Lender of) the conditions set out in Clause 6, the Lender shall make the Loan available to Borrower, or such other date as the parties may agree (the "Closing Date") in lawful money of the United States of America or in Tether on Ethereum Main Network (the "USDT"), as mutually agreed by the Borrower and Lender. Subject to Clause* ***1.5A*** *~~1.6~~, the Loan plus interest and any and all unpaid costs and/or expenses shall be repaid by Borrower to Lender on or before the date falling ~~three (3)~~* ***fifteen (15)*** *months from the Closing Date, which is extendable in the sole discretion of the Lender (the "Maturity Date").*

2.3 With effect from the date of this Amendment, in consideration of the mutual covenants herein, the Lender, the Borrower and the Guarantor agree that the Loan Agreement shall be amended by the insertion of the following new Clause 1.5A immediately after Clause 1.5 of the Loan Agreement:

> *1.5A.1 Notwithstanding Clause 1.5, if Currenc Group Inc., being the sole parent of the Borrower, completes any Fundraise while the Loan and any accrued interest are outstanding, the Borrower shall make an early repayment in an amount equal to twenty percent (20%) of the net cash proceeds, which shall be equivalent to the gross proceeds of a Fundraise less only third-party commissions and legal and accounting fees actually incurred on arm's length terms and evidenced to the Lender, actually received by Currenc Group Inc. in such Fundraise (the "Early Repayment Amount") within ten (10) business days of the completion of the Fundraise. The Early Repayment Amount shall be applied to, first, the repayment of any accrued and unpaid interest and other amounts due under this Agreement and, secondly, the outstanding principal amount of the Loan. For the avoidance of*

doubt, the obligation of the Borrower under this Clause 1.5A.1 shall apply to each Fundraise completed by Currenc Group Inc.

*1.5A.2 In this Loan Agreement, "Fundraise" means any transaction or series of related transactions pursuant to which Currenc Group Inc. raises capital through the issue, allotment or sale of any shares, securities, convertible instruments, warrants or other rights to subscribe for, acquire or convert into shares or other equity interests in Currenc Group Inc., whether by way of equity financing, convertible financing, debt financing or otherwise; provided, however, that "**Fundraise**" shall not include any bona fide debt financing pursuant to which Currenc Group Inc. incurs indebtedness for borrowed money, provided that the terms of such indebtedness expressly provide that such indebtedness is subordinated in right of payment to the prior payment in full of all obligations of the Borrower under this Agreement, notwithstanding that such indebtedness may be secured by a pledge, mortgage or other security interest in shares or other equity interests of Currenc Group Inc.*

2.4 With effect from the date of this Amendment, in consideration of the mutual covenants herein, the Lender, the Borrower and the Guarantor agree that Clause 1.6 of the Loan Agreement shall be deleted in its entirety.

2.5 With effect from the date of this Amendment, in consideration of the mutual covenants herein, the Lender, the Borrower and the Guarantor agree that (i) Clauses 8.1.2, 8.1.5, 8.1.6, 8.1.8 and 8.1.9 of the Loan Agreement shall be deleted in its entirety and replaced with the following (with insertions shown in bold and underlined and deletions struck out for identification only) and (ii) a new Clause 8.1.10 be added:

8.1.2 ***<u>(i)</u>*** *the Borrower defaults in the observance or performance of any other covenant or agreement contained in this Agreement and such default continues for five (5) days after the date that Lender has given written notice to Borrower specifying such default and requiring that it be remedied* ***<u>or (ii) the Mortgagor defaults on any of its obligations under the Share Mortgage</u>****;*

8.1.5 it becomes unlawful for the Borrower, the Guarantor or the Mortgagor to perform any of their respective obligations under this Agreement, the Note<u>,</u> ~~*or*~~ *the Share Mortgage* ***<u>or any other document entered into in connection with the foregoing</u>****, or any material obligation of the Borrower****<u>, the Mortgagor</u>*** *or the Guarantor is not or ceases to be legal, valid, binding or enforceable;*

8.1.6 the Borrower, the Guarantor and/or the Mortgagor repudiates this Agreement, ***<u>the Note,</u>*** *the Share Mortgage* ***<u>or any other document entered into in connection with the foregoing</u>*** *or evidences an intention to repudiate such agreements;*

*8.1.8 any event or circumstance occurs which the Lender reasonably believes might have a material adverse effect on the ability of the Borrower****, the Mortgagor*** *and/or the Guarantor to perform their respective obligations under this Agreement;* ~~*or*~~

*8.1.9 the Guarantor ceases to control the Borrower****; or***

8.1.10 the value of the Mortgaged Shares (as determined in accordance with Clause 7.2A.8) is less than 120% of the outstanding principal amount of the Loan (such that the outstanding principal amount of the Loan exceeds 83.33% of the aggregate value of the Mortgaged Shares).

2.6 With effect from the date of this Amendment, in consideration of the mutual covenants herein, the Lender, the Borrower and the Guarantor agree that Clause 8.2 of the Loan Agreement shall be deleted in its entirety and replaced with the following (with insertions shown in bold and underlined and deletions struck out for identification only):

On and at any time after the occurrence of an Event of Default, the Lender may, by notice to the Borrower or the Guarantor:

8.2.1. declare that all or part of any Loan, together with accrued interest, and all other amounts accrued or outstanding under this Agreement be immediately due and payable, whereupon it shall be immediately due and payable; and/or

*8.2.2. exercise any of its rights under this Agreement, the Note****,*** ~~*and/or*~~ *the Share Mortgage* ***and/or any other document entered into in connection with the foregoing*** *without any further notice to the Borrower****, the Mortgagor*** *or the Guarantor.*

2.7 With effect from the date of this Amendment, in consideration of the mutual covenants herein, the Lender, the Borrower and the Guarantor agree that Clause 13.1 of the Loan Agreement shall be deleted in its entirety and replaced with the following (with insertions shown in bold and underlined and deletions struck out for identification only):

No Party ~~*Neither the Borrower nor the Guarantor*~~ *may assign its rights or obligations under this Agreement or any Note without the consent of* ***the other Parties*** ~~*Lender*~~*.* ~~*Lender may assign its interests in this Agreement or any Note issued hereunder.*~~ *This Agreement shall be binding upon and inure to the benefit of Borrower and Lender and their respective successors and permitted assigns.*

2.8 With effect from the date of this Amendment, in consideration of the mutual covenants herein, the Lender, the Borrower and the Guarantor agree that Clause 8.1.7 of the Loan Agreement shall be deleted in its entirety and replaced with the following (with insertions shown in bold and underlined and deletions struck out for identification only):

the ordinary shares of Currenc Group~~,~~ Inc. become delisted by, or are threatened to be delisted by, NASDAQ ***<u>and Currenc Group Inc. has not cured such deficiency by the date required by NASDAQ</u>***;[1]

2.9 With effect from the date of this Amendment, in consideration of the mutual covenants herein, the Lender, the Borrower and the Guarantor agree that Paragraph 1 of the Note shall be deleted in its entirety and replaced with the following (with insertions shown in bold and underlined and deletions struck out for identification only):

> *Maturity. Unless sooner paid in accordance with the terms hereof* ***<u>or the Loan Agreement</u>***, *the entire unpaid principal amount and all unpaid accrued interest of this Note shall become fully due and payable on or before the date falling ~~three (3)~~* ***<u>fifteen (15)</u>*** *months after the date of this Note, which is extendable in the sole discretion of the Lender (the "Maturity Date"). The Lender may, at its sole discretion and at any time, serve a written notice on the Borrower to demand immediate repayment of the Loan, after which the Loan shall be immediately due and payable*<u>.</u>

2.10 With effect from the date of this Amendment, in consideration of the mutual covenants herein, the Lender, the Borrower and the Guarantor agree that Paragraph 2 of the Note shall be deleted in its entirety and replaced with the following (with insertions shown in bold and underlined and deletions struck out for identification only):

> *Interest Rate. The interest on this Note shall accrue monthly from the date hereof at a ~~non-compounding~~ rate equal to ten percent (10%) per annum* ***<u>on the outstanding principal amount of the Loan, calculated on a simple interest (non-compounding) basis. All</u>*** *~~and any~~ accrued interest shall be payable on the earlier to occur of (i) the Maturity Date or (ii) the early repayment of the Note* ***<u>in accordance with the terms of this Note</u>***.

2.11 With effect from the date of this Amendment, in consideration of the mutual covenants herein, the Lender, the Borrower and the Guarantor agree that Paragraph 3 of the Note shall be amended by the insertion of Paragraph 3A immediately after Paragraph 3 of the Note:

> ***<u>Early Repayment</u>***. *Notwithstanding Paragraph 1, if Currenc Group Inc., being the sole parent of the Borrower, completes any Fundraise while the principal amount of this Note and any accrued interest are outstanding, the Borrower shall make an early repayment in an amount equal to twenty percent (20%) of the net cash proceeds, which shall be equivalent to the gross proceeds of a Fundraise less only third-party commissions and legal*

*and accounting fees actually incurred on arm's length terms and evidenced to the Lender, actually received by Currenc Group Inc. in such Fundraise (the "**Early Repayment Amount**") within ten (10) business days of the completion of the Fundraise. The Early Repayment Amount shall be applied to, first, the repayment of any accrued and unpaid interest and other amounts due under this Note and, secondly, the outstanding principal amount of this Note. For the avoidance of doubt, the obligation of the Borrower under this Paragraph 3A shall apply to each Fundraise completed by Currenc Group Inc. "**Fundraise**" means any transaction or series of related transactions pursuant to which Currenc Group Inc. raises capital through the issue, allotment or sale of any shares, securities, convertible instruments, warrants or other rights to subscribe for, acquire or convert into shares or other equity interests in Currenc Group Inc., whether by way of equity financing, convertible financing, debt financing or otherwise; provided, however, that "**Fundraise**" shall not include any bona fide debt financing pursuant to which Currenc Group Inc. incurs indebtedness for borrowed money, provided that the terms of such indebtedness expressly provide that such indebtedness is subordinated in right of payment to the prior payment in full of all obligations of the Borrower under this Note, notwithstanding that such indebtedness may be secured by a pledge, mortgage or other security interest in shares or other equity interests of Currenc Group Inc.*

2.12 With effect from the date of this Amendment, in consideration of the mutual covenants herein, the Lender, the Borrower and the Guarantor agree that Paragraph 4 of the Note shall be deleted in its entirety and replaced with the following (with insertions shown in bold and underlined and deletions struck out for identification only):

Secured Loan. The Borrower's obligations under this Note shall be secured by a security interest ("Secured Interest") granted by Pine Mountain Holdings Limited in respect of 1,000,000 shares of Currenc Group~~,~~ Inc., ***and any additional shares of Currenc Group, Inc subject to the security interest created from time to time*** *(the "Mortgaged Shares")****, in each case,*** *pursuant to a share mortgage* ***entered into between the Lender and Pine Mountain Holdings Limited*** *(the "Share Mortgage").*

2.13 The Guarantor confirms, acknowledges and agrees, for the benefit of the Lender:

(a) he has received a copy of, read and understood this Amendment, and he consents to each of the amendments effected or contemplated by this Amendment;

(b) the Guarantee remains in full force and effect and constitutes a continuing guarantee and indemnity for the whole of the Guaranteed Obligations, notwithstanding this Amendment;

(c) the obligations guaranteed by, and secured under, the Guarantee extend to the obligations of the Borrower under the Loan Agreement and the Note as amended by this Amendment, and the Guarantor's liability under the Guarantee shall be construed accordingly;

(d) the Guarantee is not, and shall not be, released, discharged, reduced, prejudiced or otherwise affected by this Amendment, by the extension of the Maturity Date, the addition of the new clause 1.5A of the Loan Agreement and the new paragraph 3A of the Note, or by any variation, amendment, replacement or restatement of any Finance Document (whether or not the Guarantor has consented to it);

(e) to the fullest extent permitted by law, the Guarantor irrevocably waives any right, defense, discharge or release it may have or acquire, whether under any rule of law or equity or otherwise, by reason of any of the matters referred to in this Clause 2.13; and

(f) he has had the opportunity to obtain, and has been advised to obtain, independent legal advice in relation to this Amendment and his obligation under the Guarantee, and he enters into this Amendment freely and without reliance on any statement or representation of the Lender.

3. Amendment to Share Mortgage

3.1 With effect from the date of this Amendment, in consideration of the mutual covenants herein, the Lender and the Mortgagor agree that the definition of "Mortgaged Shares" under Clause 1.1 of the Share Mortgage shall be deleted in its entirety and replaced with the following (with insertions shown in bold and underlined and deletions struck out for identification only):

> *"Mortgaged Shares" means 1,000,000 fully paid shares in the Company with par value of US$0.0001 each held directly or indirectly **by the** Mortgagor **and any Additional Collateral Shares delivered by the Mortgagor pursuant to Clause 4A from time to time**, and shall include any shares acquired in respect of the foregoing by reason of a stock split, stock dividend, reclassification or otherwise;*

3.2 With effect from the date of this Amendment, in consideration of the mutual covenants herein, the Lender and the Mortgagor agree the following shall be added as Clause 4A of the Share Mortgage:

> *Maintenance of Collateral Coverage.*
>
> *4A.1. The Mortgagor undertakes to ensure that the value of the Mortgaged Shares (as determined in accordance with Clause 4A.6) shall be equal to or greater than 166.67% of the outstanding principal amount of the Loan (such that the outstanding principal amount of the Loan does not at any time exceed 60% of the aggregate value of the Mortgaged Shares) (the "Required Collateral Coverage").*
>
> *4A.2. For so long as the Secured Interest has not been discharged and released, if, at any Valuation Time, the U.S. Dollar value of the Mortgaged Shares is less than 166.67% of the outstanding principal amount of the Loan (such that the outstanding principal amount of the Loan does not at any time exceed 60% of the aggregate*

value of the Mortgaged Shares) (an "Undercollateralisation"), the Mortgagor shall, within two (2) Business Days of the receipt of a Top-Up Notice, provided that no more than two (2) requests may be made per calendar month, and subject in all respects to Clause 4A.3, deliver an additional number of fully paid shares in the Company (free from any encumbrances) based on the following equation:

$$X = \frac{(1.6667 \times A - (B \times C))}{C}$$

Where:

X is the number of fully paid shares in Currenc Group Inc. to be delivered by the Mortgagor, rounded up to the nearest whole share (all such shares to be delivered from time to time, the "Additional Collateral Shares");

A is the outstanding principal amount of the Loan (expressed in U.S. Dollars) as at the relevant Valuation Time;

B is the number of Mortgaged Shares subject to the Secured Interest immediately prior to the delivery of the Additional Collateral Shares; and

C is the U.S. Dollar value per share in Currenc Group Inc. as at the relevant Valuation Time.

4A.3 Notwithstanding any other provision of this Agreement, the aggregate number of Additional Collateral Shares delivered or deliverable to the Mortgagee by the Mortgagor under or in connection with this Deed shall not, without the prior approval of Currenc Group Inc.'s shareholders in accordance with the Nasdaq rules, exceed 19.99% of the number of ordinary shares of Currenc Group Inc. in issue immediately before the first such issuance.

4A.4 The Mortgagor shall effect the delivery of any Additional Collateral Shares by way of a Share Transfer.

4A.5 The Mortgagor confirms and agrees that any Additional Collateral Shares delivered or transferred pursuant to this Clause 4A (whether to the Securities Account or an alternative securities account nominated by the Mortgagee in writing) from time to time shall form part of the Mortgaged Shares and Mortgaged Property, be subject to the Security Interest created under Clause 4.1 and be treated in all respects as if it had comprised the Mortgaged Shares on the date of this Deed.

4A.6 For the purposes of this Clause 4A:

(a) *"Valuation Time" means 4:00 P.M. New York Time on each day that the Nasdaq Stock Market is open for trading;*

(b) *the value of the Mortgaged Shares shall be determined by reference to the volume-weighted average price of the ordinary shares of Currenc Group Inc. as listed on the Nasdaq Stock Exchange (or any successor exchange on which such shares are then listed) over the three (3) consecutive trading days immediately preceding the date of determination (the "Collateral Value"); and*

(c) *if the Mortgagee determines that the Required Collateral Coverage is not satisfied, the Mortgagee shall deliver a written notice to the Mortgagor specifying in reasonable detail the calculation of the Collateral Value, the outstanding principal amount of the Loan, and the resulting shortfall (a "Top-Up Notice").*

3.3 The Mortgagor confirms, acknowledges and agrees, for the benefit of the Lender:

(a) it has received a copy of, read and understood this Amendment, and it consents to each of the amendments effected or contemplated by this Amendment;

(b) the Share Mortgage remains in full force and effect and, as amended by this Amendment, the security created by the Share Mortgage continues to secure the Secured Obligations, notwithstanding this Amendment;

(c) the Share Mortgage and the security created by it is not, and shall not be, released, discharged, reduced, prejudiced or otherwise affected by this Amendment, by the extension of the Maturity Date, or by any variation, amendment, replacement or restatement of any Finance Document (whether or not the Mortgagor has consented to it); and

(d) it shall, promptly on request by the Lender and at the Mortgagor's own cost, execute and deliver such documents and do such acts and things as the Lender may reasonably require to give effect to this Clause 3.3, to perfect, protect or maintain the priority of the security over the Mortgaged Shares, or to facilitate its enforcement, including making or renewing any filing, registration or notation in any jurisdiction.

4. General Provisions

4.1 Save as amended by this Amendment, all of the terms and conditions of the Finance Documents shall remain in full force and effect. For the avoidance of doubt, nothing in this Amendment shall release or discharge any interest accrued or to be accrued on the Note. Interest shall continue to accrue on the Note until the principal amount and all accrued interest has been paid.

4.2 Notwithstanding any other provision of the Finance Documents, any Event of Default (other than an Event of Default arising under Clause 8.1.1 of the Loan Agreement) that occurred prior to the

date of this Amendment and is not subsisting at the date of this Amendment shall be deemed to have been irrevocably waived and shall no longer constitute an Event of Default. For the avoidance of doubt, any failure by the Borrower to pay any amount of principal, interest or fees under the Note or the Loan Agreement when due prior to the date of this Amendment shall not constitute an Event of Default to the extent that such payment obligation has been extended or modified by this Amendment. The Lender expressly reserves all rights, claims and remedies available to it, whether by contract, at law or in equity, in respect of any Event of Default (other than any failure to pay that has been waived or extended pursuant to this Clause 3.2) subsisting at the date of this Amendment.

4.3 References to "this Loan Agreement", "this Note" or "this Mortgage" in the Finance Documents shall be construed as references to the relevant agreement as amended by this Amendment.

4.4 To the extent of any conflict or inconsistency between the terms of any Finance Documents and this Amendment, the terms of this Amendment shall prevail.

4.5 Each Party shall bear its own costs in connection with the negotiation, execution and delivery of this Amendment.

4.6 This Amendment may be executed in two or more counterparts, each of which shall be deemed to be an original and all of which together shall be deemed to be the same instrument. In the event that any signature is delivered by facsimile transmission or by email delivery of a ".pdf" or other similar format data file or in the event that said signature be an electronic or digital signature, such signature shall create a valid and binding obligation of the party executing (or on whose behalf such signature is executed) with the same force and effect as if such facsimile page or ".pdf" signature or electronic or digital signature was an original thereof.

4.7 In respect of any matter relating to the Loan Agreement or the Note, this Amendment shall be construed and enforced in accordance with the laws of Hong Kong without giving effect to applicable conflicts of laws principles. In respect of any matter relating to the Share Mortgage, this Amendment shall be construed and enforced in accordance with the laws of the Cayman Islands.

4.8 Any dispute, controversy, difference, or claim arising out of or relating to this Amendment, including the existence, validity, interpretation, performance, breach, or termination thereof, or any dispute regarding non-contractual obligations arising out of or relating to it, shall be referred to and finally resolved by arbitration administered by the Hong Kong International Arbitration Centre ("**HKIAC**") under the HKIAC Administered Arbitration Rules in force when the Notice of Arbitration is submitted. The law of this arbitration clause shall be Hong Kong law. The seat of arbitration shall be Hong Kong. The number of arbitrators shall be one (1). The arbitration proceedings shall be conducted in English.

[*Remainder of page left blank intentionally*]

IN WITNESS WHEREOF the Parties have caused this Amendment to be executed and delivered as a deed.

EXECUTED as a **DEED** by **MOCA SERVICES LIMITED**	))))))	L.S.

/s/ Yat Siu

Name: Yat Siu

Title: Authorised Signatory

In the presence of:

/s/ Jamii Quoc

Signature of Witness

Name: Jamii Quoc

Address: c/o Level 28, 39 Yip Kan Street, Wong Chuk Hang, Hong Kong

EXECUTED as a **DEED** by
SEAMLESS GROUP INC.

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/S/ Alexander King Ong Kong

Name: Alexander King Ong Kong

Title: Authorised Signatory

L.S.

In the presence of:

/s/ Wan Lung Eng

Signature of Witness

Name: Wan Lung Eng

Address: 410 North Bridge Road

Spaces City Hall, Singapore 188726, Singapore

SIGNED, **SEALED** and **DELIVERED** as a **DEED** by **ALEXANDER KING ONG KONG**)
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/s/ Alexander King Ong Kong

L.S.

In the presence of:

/s/ Wan Lung Eng

Signature of Witness

Name: Wan Lung Eng

Address: 410 North Bridge Road,

Spaces City Hall, Singapore 188726, Singapore

EXECUTED as a **DEED** by **PINE MOUNTAIN HOLDINGS LIMITED**)
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/s/ Frank Lao

Name: Frank Lao

Title: Authorised Signatory

L.S.

In the presence of:

/s/ Wan Lung Eng

Signature of Witness

Name: Wan Lung Eng

Address: 410 North Bridge Road,

Spaces City Hall, Singapore 188726, Singapore